Exhibit 99.1
EnCana Corporation
EnCana on 8th                              tel: (403)645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5     www.encana.com

May 1, 2006

To:	The Securities Commission or similar
regulatory authority of each province
and territory of Canada

Re:	EnCana Corporation
Correction to unaudited Consolidated Financial Statements
for the period ended March 31, 2006

EnCana has re-filed its unaudited Consolidated Financial Statements for the period ended March 31, 2006 to correct a clerical error on the cover page thereof. The cover page contained a reference to a “Notice to Reader” stating that the financial statements were in draft form and still under review. This was not the case and the financial statements were in fact in final form when filed. Consequently, except for the deletion of this reference on the cover page, the amended unaudited Consolidated Financial Statements for the period ended March 31, 2006 are, in all other respects, identical to the financial statements that were filed on April 28, 2006.
A copy of the corrected cover page is attached to this cover letter for your convenience.
Yours very truly,
(Signed) “Linda Mackid”
Linda Mackid
Assistant Corporate Secretary
Attachment

Interim Consolidated Financial Statements
(unaudited)
For the period ended March 31, 2006
EnCana Corporation
U.S. DOLLARS